Notice to ASX/LSE 2024 Key Dates 28 November 2023 Set out below are the key dates for Rio Tinto for the 2024 calendar year. Date Event 2023 Final dividend 21 February 2024 2023 full year results announcement 7 March 2024 Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” 8 March 2024 Record date 26 March 2024 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD/NZD) 11 April 2024 Currency conversion date 18 April 2024 Payment date 2024 Interim dividend 31 July 2024 2024 half year results announcement 15 August 2024 Rio Tinto plc and Rio Tinto Limited ordinary shares quoted “ex-dividend” 1 16 August 2024 Record date 5 September 2024 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD/NZD) 19 September 2024 Currency conversion date 26 September 2024 Payment date 2024 Annual general meetings 29 January 2024 Closing date for receipt of nominations for candidates other than those recommended by the board to be elected as directors at the 2024 annual general meetings 4 April 2024 Rio Tinto plc annual general meeting 2 May 2024 Rio Tinto Limited annual general meeting 1 Effective 28 May 2024, under the US Security Exchange Commission (SEC) rules, the trade settlement cycle for our ADRs will change from T+2 to T+1. The ex-dividend date and record date will become the same for regular ex-dividend date processing of our ADRs. EXHIBIT 99.5

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com